UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-22684				Date examination completed:

June 15, 2016
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY X	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Daxor Corporation

4. Address of principal executive office (number, street, city, state, zip code):

350 Fifth Avenue, Suite 4740, New York, New York 10118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Daxor Corporation

We have examined the compliance of Daxor Corporation (the “Company”) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 15, 2016. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 15, 2016, and with respect to agreement of security purchases and sales, for the period from December 11, 2015 through June 15, 2016:

●	Confirmation of all securities held by institutions in book entry form with UBS Financial Services, Inc., TD Ameritrade and Taglich Brothers, Inc.

●	Reconciliation of all such securities to the books and records of the Company and the Custodians.

●	Agreement of 7 security purchases and 7 security sales or maturities for the period from December 11, 2015 through June 15, 2016 from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

Our examination disclosed the following material noncompliance with Rule 17(f)-2 applicable to the Fund during the period ended June 15, 2016. Paragraph (f) of Rule 17(f)-2 requires an independent public accountant to perform an examination of securities of the Company at least three times during each fiscal year, at least two of which shall be chosen by such accountant without prior notice to the Company. The Company did not engage an independent public accountant until December 1, 2016, and therefore, there was no ability to perform the examination without prior written notice for the period from December 11, 2015 through December 1, 2016.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 15, 2016, with respect to securities reflected in the investment accounts of the Company.

This report is intended solely for the information and use of management and the Board of Directors of Daxor Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

New York, New York

April 28, 2017